90 State House Square Hartford, CT 06103-3702 +1 860 524 3999 Main +1 860 524 3930 Fax www.dechert.com

April 28, 2017

Via EDGAR

Trace W. Rakestraw

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Praxis Mutual Funds, File Nos. 033-69724 and 811-08056

Post-Effective Amendment No. 49

Dear Mr. Rakestraw:

On behalf of the Praxis Mutual Funds (the “Trust”) and each of its series (a “Fund”), I am responding to the comments you provided to me via telephone on April 18, 2017 and April 27, 2017, regarding the Trust’s post-effective amendment no. 49 to its registration statement filed on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended.

1.	Comment: Notice of Privacy Policy and Practices: Please move the Notice of Privacy Policy and Practices, which is currently located before the table of contents, after the Summary Information section and delete the statement “This is Not Part of the Prospectus”.

Response: The requested change will be made.

Prospectus

Impact Bond Fund

2.	Comment: Fees and Expenses Table: Please confirm that the Acquired Fund Fees and Expenses (“AFFE”) do not exceed 1 basis point of the Fund. If they do, please add an AFFE line item to the table.

Response: So confirmed.

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Impact Bond Fund

3.	Comment: Fees and Expenses Table: In footnote 2, in the last sentence, please replace “to exceed 0.90 percent” with “to exceed 0.90 percent or any limit in place at the time of recoupment, whichever is lower”.

Response: The requested change will be made.

4.	Comment: Fees and Expenses Table: Please confirm that a FAS 5 analysis was completed and a conclusion was reached that, at the time of the reimbursement or waiver, recoupment was not probable. Alternatively, please amend the contractual limitation agreement and disclosure in the last sentence of footnote 2 to provide that the recoupment period begins on the date the waiver or reimbursement occurred rather than at the end of the year in which that waiver or recoupment occurred.

Response: The Trust confirms that it considers all applicable accounting standards for purposes of accruals and disclosure of expense limitation arrangements. The Trust performs a FAS 5 analysis which is formally reviewed during each month-end and fiscal year-end. If it is not probable that expenses reimbursed or waived can be recouped, no expense liability is recorded. The footnote disclosure reflects the agreement between the Trust and the Adviser with respect to the waivers/reimbursements and potential recoupment (the expense limitation agreement will be filed as an exhibit to the next filing). The annual waiver/reimbursement is adjusted on a daily or monthly basis throughout the fiscal year based upon the actual expense experience which can change due to fluctuation in the Fund’s total assets; however, the fiscal year annual waiver/reimbursement is reconciled and finalized as of the end of the fiscal year period, and is disclosed by fiscal year period in notes to the Fund’s financial statements. The Trust believes its approach is consistent with common industry practices, which is to measure, monitor and apply recoupments based on a fiscal year aging process. Moreover, it would be operationally burdensome to age waivers daily and monitor and apply recoupments on that same basis. In light of the comment, however, the Trust will evaluate whether to revise the expense limitation agreement and related disclosure in connection with next year’s annual update.

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5.	Comment: Principal Investment Strategies: In the statement of the 80% policy required by Rule 35d-1 under the Investment Company Act (“80% policy”), please replace “assets” with “total assets” or “net assets, plus the amount of any borrowings for investment purposes”.

Response: The Trust observes that “net assets, plus the amount of any borrowings for investment purposes” is used in the “Policies and Strategies” section of the prospectus to describe the 80% policy. Consistent with plain English principles, “assets” is used in the Summary Information section to avoid unnecessary, technical jargon. Replacing “assets” with “net assets, plus the amount of any borrowings for investment purposes” would not be meaningful to most readers and moreover, doing so could obfuscate the more important elements of the 80% policy, namely the category of investments to which the 80% test applies. In addition, the Trust observes that “total assets” is not necessarily equivalent to “net assets, plus the amount of any borrowings for investment purposes” and therefore would be an inaccurate description of the 80% policy. Therefore, the Trust respectfully declines to make the requested change.

6.	Comment: Principal Investment Strategies: If any duration or quality restrictions are applied in selecting investments, please add appropriate disclosure.

Response: As disclosed in the statement of additional information (“SAI”), the Fund is permitted to invest in fixed income securities within the six highest ratings categories. Investments are not subject to a specific duration restriction. The Trust believes the current disclosure is appropriate and therefore disclosure about duration or quality restrictions will not be added to the Principal Investment Strategies section.

7.	Comment: Principal Investment Strategies: In the third sentence, please consider replacing “The Fund” with “The Adviser” and adding “, as discussed below” to the end of the sentence, so that the sentence reads: “The Adviser seeks to avoid companies that are deemed inconsistent with the stewardship investing core values, as discussed below.

Response: The sentence is written in plain English, in a manner designed to convey the important substantive information without unnecessary technical detail. The Trust believes that distinguishing between the Fund, which is acting through the

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Adviser, and the Adviser, on whose behalf the Fund is acting, would not be meaningful or important to the typical investor. Moreover, treating the Fund as the subject of the sentence parallels the structure of the preceding sentences in the paragraph. Therefore, the Trust respectfully declines to replace “The Fund” with “The Adviser”. The phrase “, as discussed below” will be added.

8.	Comment: Principal Investment Strategies: Please consider adding disclosure about how the Adviser determines which investments to sell.

Response: The Adviser determines whether to sell an investment based upon its assessment of the relative costs and benefits of continuing to hold an investment versus replacing it with other available investments, in light of the Fund’s investment objective, strategy and the characteristics of the overall portfolio. The Trust believes the existing disclosure, by focusing on the types of investments in which the Fund invests and the selection criteria emphasized in identifying those investments, appropriately conveys the circumstances under which investments might be sold (that is, when holdings are not as described for purposes of investment). In light of the comment, however, the Trust will consider whether to add disclosure about how the Adviser determines which investments to sell in connection with next year’s annual update.

9.	Comment: Principal Investment Risks: Please consider using a formatting device, such as bold font, for each risk category.

Response: The Trust believes the use of highlighted font supplies appropriate emphasis for each risk category. In light of the comment, however, the Trust will consider using bold font and other possible formatting devices, such as setting each risk out in its own bullet, in connection with next year’s annual update.

10.	Comment: Principal Investment Risks: The Principal Investment Strategies section provides that the Adviser “will consider using interest rate futures contracts and credit default swap agreements to manage interest rate and credit risk.” Please consider adding “derivatives risk” if use of interest rate futures contracts and/or credit default swaps are principal strategies, or if not, remove the discussion about those futures contracts and swaps from the prospectus disclosures about principal investment strategies.

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Response: The Fund does not currently expect to use interest rate futures contracts and credit default swap agreements to a material extent as part of its principal investment strategies. Therefore, the Trust believes that adding derivatives risk as a principal risk is not appropriate at this time. References to use of interest rate futures contracts and credit default swaps will be removed from the Summary Information section.

11.	Comment: Principal Investment Risks: In the last sentence, please replace “screens” with a phrase that more specifically identifies the particular screens that will be used by the Fund, such as “stewardship investing screens.”

Response: The phrase “screens” be replaced with “Stewardship Investing screens.”

12.	Comment: Fund Performance: Please add a brief explanation that after-tax returns are shown for only one class and after-tax returns for other classes will vary, in accordance with Item 4(b)(2)(iv)(C) of Form N-1A.

Response: The requested change will be made.

13.	Comment: Fund Performance – Bar Chart: Please confirm that 10 years of performance information will be presented.

Response: So confirmed.

International Index Fund

14.	Comment: Noting that the Fund’s investment objective was changed, please confirm that the investment objective can be changed without shareholder approval and, if so, add disclosure stating that the investment objective may be changed without shareholder approval, in accordance with Item 9(a) of Form N-1A.

Response: So confirmed. The suggested disclosure will be added in the Investment Objectives, Principal Investment Strategies, and Related Risks section.

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15.	Comment: Fees and Expenses Table: Please confirm that the “Management Fees” and “Other Expenses” figures in the table, which are slightly different from the figures in the preceding 497 filing that disclosed implementation of the breakpoint schedule, are accurate.

Response: So confirmed. The figures in the table use fiscal year end information from the most recently completed fiscal year, December 31, 2016. The figures in the 497 filing were estimated using prior fiscal year end information, December 31, 2015.

16.	Comment: Principal Investment Strategies: The 80% policy uses the phrase “investments related to” issuers in the Fund’s benchmark index. Please add disclosure clarifying what that phrase means.

Response: The requested change will be made by replacing the next following sentence with the following (underlined added; ~~stricken~~ deleted): “~~Those investments may~~ Investments related to the benchmark index include American Depositary Receipts (ADRs).” The Trust observes that while the Fund is permitted to use derivatives to meet the 80% test, the Fund currently does not use derivatives for that purpose.

17.	Comment: Principal Investment Strategies: Please explain supplementally why application of screens and reserving the right to take a temporary defensive position is consistent with use of the term “index” in the Fund’s name.

Response: The Trust believes it is helpful to begin by noting that the following disclosure is contained in the first paragraph of the Principal Investment Strategies section. Other than several non-substantive revisions made in response to other comments discussed in this letter, this disclosure is the same as is contained in the current effective prospectus.

The Fund seeks to generate performance that reflects the performance of a broad representation of both foreign developed and emerging equity markets, as measured by the MSCI All Country World ex US Index, the Fund’s benchmark index. Under normal circumstances, the Fund invests at least 80 percent of the value of its assets in securities of, and investments related to, issuers in the Fund’s benchmark index. Investments related to the benchmark

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index include American Depository Receipts (ADRs). The Fund seeks to avoid companies that are deemed inconsistent with the stewardship investing core values. In addition, the Fund’s Sub-Adviser uses proprietary optimization techniques to select securities according to their contribution to the Fund’s overall objective and to seek to replicate the characteristics of the index. (emphasis added)

Legal Basis for Name and Strategy: The Fund’s 80% policy complies with Rule 35d-1. Because the Fund uses “index” in its name, it has adopted a policy to invest, under normal circumstances, at least 80% of the value of its net assets plus borrowings for investment purposes (“assets”) in the particular type of investments suggested by its name, in this case, constituents of its benchmark index. This policy meets the requirements of Rule 35d-1.

The Fund’s 80% policy also complies with published Commission guidance regarding application of Rule 35d-1 to funds, like the Fund, that use “index” in their names. In the release adopting Rule 35d-1, the Commission stated: “Index Funds, for example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.” The Fund has adopted such a policy, as noted above, and consistently invests substantially more than 80% of its assets in securities of or related to constituents of its benchmark index. As of December 31, 2016, for example, 97.7% of the value of the Fund’s assets was invested in ADRs or ordinary common shares and 0.3% of the value of the Fund’s assets was invested in preferred shares of constituents of the Fund’s benchmark index.

The Fund’s principal investment strategies complement the Fund’s 80% policy, consistent with use of the term “index” in the Fund’s name. Nothing in the Fund’s principal investment strategies disclosure states or implies that the Fund seeks to hold every constituent of its benchmark index in the same proportion as the index, as might be true of certain very different index-based mutual funds or exchange traded funds that happen to also use the term “index” in their names. To the contrary, the Fund’s principal investment strategies disclosure, as provided above, makes clear that the Fund does not seek to hold every constituent of its benchmark index. This complies fully with Form N-1A, the Investment Company Act, applicable rules and published guidance. The Trust is not aware of any legal requirement for a mutual fund that uses “index” in its name to adopt a policy to hold every constituent of the

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applicable index and observes that such a policy would be inefficient and impractical. Moreover, it is inconsistent with what the Trust understands to be industry practice for the significant number of mutual funds that use optimized index strategies and use the term “index” in their names. In other words, the Fund’s investment strategies are consistent with investor expectations and accordingly, investors would not be confused or misled by use of the term “index” in the Fund’s name.

Screening Process: The Adviser constructs the restricted lists for the Funds that use index strategies. Two lists are maintained: a U.S. restricted list and a non-U.S. restricted list. The process for creating and updating each list is the same.

The Adviser has engaged a third party research vendor to assist the Adviser in translating the principles-based stewardship investing core values into a set of rules-based screening guidelines. For example, an existing weapons-based guideline that reflects the core value of building a world at peace and free from violence provides that a company will be restricted if it derives more than 2% of its revenues from the sale of conventional weapons or weapons systems. The guidelines are reviewed and updated from time to time by the Adviser. On a semi-annual basis, the guidelines are run against the vendor’s proprietary databases to prepare a list of restricted U.S. companies and a list of restricted non-U.S. companies.

The restricted lists are circulated to the applicable portfolio managers who are then responsible for ensuring that companies on the applicable restricted list are not added to the applicable Fund’s holdings. If a company is added to a restricted list that is already held by a Fund, the portfolio managers will replace the holding in an orderly fashion, but are not subject to a specific pre-determined timeline for liquidating the position. This measure of flexibility allows the re-balancing to be implemented in a way that minimizes transactions costs and tracking error against the benchmark index.

Using optimization software, the portfolio managers construct the Fund’s portfolio from the available universe of potential names (that is, the constituents of the Fund’s benchmark index excluding any names on the restricted list). Replacements for the excluded issuers are identified by the software on the basis of their characteristics that, in conjunction with the other included holdings from within the benchmark index, are calculated to result in a portfolio that replicates the risk/return characteristics of the index while minimizing forecasted tracking error.

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In this regard, construction of the Fund’s portfolio is consistent with any other mutual fund that utilizes an optimized index strategy in that a proprietary method is used to build a portfolio from a sub-set of the index constituents that is expected to closely track the performance of the index. The fact that this Fund excludes certain index constituents before applying the optimization methodology that is used to build a portfolio that is designed to track the performance of the index does not in any way imply that this Fund is not aptly described as an index fund.

Temporary Defensive Position: With regard to reserving the right to take a temporary defensive position, the Trust has been advised by legal counsel that there is no authority that precludes an index mutual fund, which is no different in this regard from any other mutual fund required to have an 80% policy in accordance with a term used in its name and Rule 35d-1 under the Investment Company Act, from: (a) reserving the right to take a temporary defensive position in carefully prescribed, limited circumstances, (b) disclosing that right in its prospectus, and (c) if circumstances warrant, exercising that right. The Trust observes that historically neither this Fund nor any other Fund employing an optimized index strategy has taken a temporary defensive position. In light of the comment, the temporary defensive position disclosure in the prospectus, which is located in the third paragraph of the Policies and Strategies section, will be replaced with the following disclosure:

Unlike many other mutual funds, the Fund does not try to outperform its benchmark index, whose performance it seeks to track, and therefore it normally will not take temporary defensive positions when market conditions appear unfavorable and the value of the its holdings are expected to decline. In unusual market conditions, however, the Fund may, but is not required to, take a temporary defensive position by investing all or a portion of its assets in money market instruments or repurchase agreements. If the Fund takes a temporary defensive position, the Fund may experience tracking error against its benchmark index and may not achieve its investment objective.

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Supplemental Comment: The immediately preceding response states that the Fund consistently invests substantially more than 80% of its assets in securities of or related to constituents of its benchmark index and that, as of December 31, 2016, for example, 97.7% of the value of the Fund’s assets was invested in ADRs or ordinary common shares and 0.3% of the value of the Fund’s assets was invested in preferred shares of constituents of the Fund’s benchmark index. Please consider adding disclosure to the prospectus that conveys this concept.

Supplemental Response: The requested change will be made.

18.	Comment: Principal Investment Strategies: The penultimate sentence in the section provides that proprietary optimization techniques are used “to seek to replicate the characteristics of the index.” Please explain supplementally how use of the terms “optimization” and “replicate” are consistent and consider replacing “replicate” with a different term, such as “mirror.”

Response: The Trust observes that the sentence states that the Fund’s Sub-Adviser uses proprietary optimization techniques to seek to replicate “characteristics” of the index and not “all of the issuers constituting the index in the same proportion as the index,” as implied by the comment. In light of the comment, however, the Trust will add the following phrase to the end of the sentence: “including risk and return characteristics”.

19.	Comment: Principal Investment Strategies: Please explain supplementally how the Sub-Adviser would implement the strategy to minimize taxable distributions, as reflected in the final sentence of the first paragraph. In addition, please consider adding clarifying disclosure.

Response: Based on information provided by the Sub-Adviser, the Trust understands that the Sub-Adviser would, for example, when liquidating a position to meet net redemptions or re-balance the portfolio, identify tax lots with the lowest embedded gains and liquidate those lots first. The Trust emphasizes that the disclosure provides that the Sub-Adviser “may also” seek to minimize taxable distributions and that any such steps would be taken only to the extent they would not increase the forecasted tracking error of the Fund relative to its benchmark index. In light of the comment, however, the sentence will be deleted.

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20.	Comment: Principal Investment Risks: In the second paragraph, the third sentence states: “In addition, the Fund does not hold all of the securities in the index and the performance of the Fund may vary substantially from the performance of the index due to imperfect correlation between the Fund’s holdings and the index.” Please confirm that variation in Fund performance versus the index during the life of the Fund was within appropriately narrow tracking error margins. In addition, please consider whether this is, in fact, a principal risk. If not, please revise the disclosure accordingly.

Response: The Trust observes that the sentence is located in the last paragraph of the Principal Investment Risks section and neither in the first paragraph of that section nor anywhere in the Principal Investment Strategies section, and emphasizes that the risk of experiencing performance results that vary substantially from the index is not the same thing as an expectation of experiencing performance that varies substantially from that of its index. The Fund’s strategy is to seek to track the performance of its index within a narrowly prescribed forecasted tracking error, as is typical for optimized index strategy mutual funds. Like any mutual fund that uses an optimized index strategy, or any other strategy for that matter, there is no guarantee that the strategy will be successful. This tracking error risk, which is the subject of the comment, is a risk that the Fund would expect any mutual fund that uses an optimized index strategy to face. As of December 31, 2016, the tracking error for the Fund relative to its benchmark index for the trailing one-, three- and five-year periods was, respectively: 1.56%, 0.67% and 0.70%, well within industry norms for optimized index mutual funds. In addition, the sentence will be revised to delete “substantially”.

21.	Comment: Principal Investment Risks: Because the Fund excludes certain index components and uses optimization techniques, consider adding “management risk” or “sampling and optimization risk.”

Response: The Trust believes the existing Principal Investment Risks disclosure is appropriate and observes that the second paragraph of the Principal Investment Risks section discloses sampling and optimization risk, although without the suggested label. In light of the comment, however, the Trust will consider adding additional disclosure, including whether to add a new risk label, in connection with next year’s annual update

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22.	Comment: Fund Management – Portfolio Managers: Please replace “since inception” with the particular date.

Response: The requested change will be made.

Value Index Fund

23.	Comment: Principal Investment Strategies: Please consider adding a brief definition for “value stocks,” which could be tied to an explanation about the composition of the index.

Response: The Trust does not define “value stocks” for purposes of making its investments but rather invests in stocks of issuers that the benchmark sponsor has determined to include in its value-stock index, the S&P 500 Value Index, which is conspicuously disclosed in the first sentence of the Principal Investment Strategies section. Therefore, the Trust respectfully declines to make the requested change.

Supplemental Comment: The staff appreciates the immediately preceding response but nonetheless asks the Trust to please consider adding a brief definition.

Supplemental Response: The requested change will be made.

24.	Comment: Principal Investment Strategies: Please consider defining “benchmark index” as used in the first sentence of the Principal Investment Strategies section.

Response: The following phrase will be added to the end of the sentence: “, its benchmark index”.

Genesis Conservative Portfolio

25.

Comment: Principal Investment Strategies: In the second paragraph, the first sentence provides expected ranges for allocations to bond funds and equity funds. Please consider adding expected ranges for the sub-categories (e.g., U.S. large

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capitalization, U.S. small capitalization and Non-U.S.) of the equity funds allocation, as implied by the composition of the Composite Benchmark disclosed in the Portfolio Performance section.

Response: The Trust believes that adding ranges for the equity sub-categories in the sentence would highlight unnecessary detail within the Principal Investment Strategies section, and observes that information about the current ranges is located in the disclosure about the Composite Benchmark on the next following page. In addition, focusing on the broad asset categories of bonds and equities in the sentence highlights the key differences among the three Genesis Portfolios. Therefore, the Trust respectfully declines to make the requested change.

26.	Comment: Performance Table: Please explain supplementally why the Standard & Poor’s Target Risk Conservative Index (“S&P Target Conservative Index”) is an “appropriate broad-based securities market index.”

Response: Instruction 5 to Item 27(b)(7) of Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” Based on publicly available information about the S&P Target Conservative Index published by its sponsor, the Trust believes the index meets this definition. The S&P Target Risk Index Series Methodology dated February 2017, which describes the methodology for constructing the S&P Target Conservative Index, as well as the methodologies used to construct the S&P Target Risk Indexes used by the Genesis Balanced and Growth Portfolios, provides, as is most relevant to the comment, as follows:

The S&P Target Risk Index Series is comprised of four multi-asset class indices, each corresponding to a particular risk level…. The index series is comprised exclusively of exchange-traded funds (ETFs). To be eligible for inclusion in the indices, an ETF must track a benchmark that is broadly representative of a major asset class and be registered as an investment company under the 1940 Investment Company Act.

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The asset classes represented in the index as currently constituted are as follows: U.S. Large Cap, U.S. Mid Cap, U.S. Small Cap, Asia Pacific, Europe, Emerging Markets, Broad Market Fixed Income, U.S. Treasuries, U.S. Investment Grade Corporates, and International Aggregate Bonds. The asset classes represented by the Target Risk Indexes used by the Genesis Balanced and Growth Portfolios are constituted using the same approach, but with varying levels of exposure to equities and fixed income reflecting their different respective risk profiles.

27.	Comment: Please confirm that the presentation of the indexes, including any required disclosures due to a change to the benchmark index from that used in the immediately preceding fiscal year, is included.

Response: So confirmed. The Fund’s benchmark index, that is, its “appropriate broad-based securities market index,” which is shown in the Fund’s Average Annual Total Returns table immediately following the Fund’s performance information, is the same index used for that purpose for the immediately preceding fiscal year.

28.	Comment: Portfolio Performance: In the fourth paragraph, in the first sentence, consider replacing “model allocation and consists” with “model allocation and, effective January 1, 2017, consists”.

Response: The requested change will be made.

All Funds

29.	Comment: Purchase and Sale of Fund Shares – Purchasing Fund Shares: Please replace “See page 52 for more information.” With “See page 52 of the Fund’s prospectus for more information.”

Response: The requested change will be made.

30.	Comment: To the extent any of the aforementioned comments applies to Funds other than the Fund for which it was given, please make conforming changes for those other Funds. In addition, for each change made in the Summary Information section of the prospectus in response to a comment, please make conforming changes, as appropriate, to the Investment Objectives, Principal Investment Strategies, and Related Risks sections of the prospectus.

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Response: Conforming changes will be made.

31.	Comment: Investment Objectives, Principal Investment Strategies, and Related Risks – The Praxis Commitment to Community Investing: Consider adding disclosure that clarifies how these investments fit within the strategy of each Fund.

Response: The first sentence in The Praxis Commitment to Community Development Investing section will be revised to read as follows (underlined added): “Consistent with the Praxis stewardship investing philosophy and core values, the Funds are permitted to make certain types of community development investments.”

Impact Bond Fund

32.	Comment: Please explain supplementally what “fixed income preferred stock” means, as used in the second bullet in the Policies and Strategies section on page 37, and consider adding a brief definition or revising the term.

Response: The disclosure will be revised to replace “fixed income preferred stock” with “preferred stock”.

International Index Fund

33.	Comment: Are all of the instruments listed in the bullets in the Policies and Strategies section on page 38 used to seek to track the index and meet the Fund’s 80% test?

Response: Although the Fund is permitted to invest in each of the listed instruments, it currently does not hold all such instruments. For each instrument, a determination would be made in advance of acquisition regarding how to treat the instrument for purposes of the 80% test. The Trust expects that many, but not all, of the instruments could be used to meet the test.

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Value Index Fund

34.	Comment: Please consider deleting the fifth bullet in the Policies and Strategies section on page 39, which appears unnecessary in light of the first bullet.

Response: The fifth bullet will be deleted.

35.	Comment: The third paragraph in the Policies and Strategies section on page 39 provides that the Fund “may invest, to a limited extent, in stock index futures contracts.” If those futures contracts are used to satisfy the Fund’s 80% test, please explain supplementally how those contracts are valued for purposes of meeting the requirement and add disclosure that explains how those contracts are valued for that purpose.

Response: Historically the Fund has not used stock index futures contracts to satisfy its 80% test, although the Trust notes that the Fund might use those contracts for that purpose in the future. The Trust currently expects that the mark to market value of those contracts would be used although it would reevaluate the proper treatment, based upon then current requirements and available guidance, if, in the future, the Fund were to use stock index futures contract for purposes of satisfying its 80% test.

Small Cap Index Fund

36.	Comment: In the second sentence of the first paragraph in the Policies and Strategies section on page 41, please consider replacing “the Fund” with “the Adviser”. Also, supplementally explain whether the specified range coincides with the range of the index. In addition, consider adding disclosure identifying whether the range coincides with the range of the index.

Response: The sentence will be replaced with the following: “As of March 31, 2017, the market values of companies represented in the index ranged from $29 million to $4.2 billion.”

37.	Comment: Please add “small capitalization risk” to the risks disclosed on page 46 for the Small Cap Index Fund and, to the extent applicable, make an accompanying change to its Summary Information disclosure.

Response: The requested change will be made.

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Statement of Additional Information (“SAI”)

38.	Comment: Additional Information about Portfolio Instruments: If the “Lower Rated Debt Securities” paragraph on page 7 includes below investment grade instruments, please refer to them as “junk bonds” and if investments in junk bonds are part of the Impact Bond Fund’s principal strategy, add conforming disclosure to its Summary Information section in the prospectus.

Response: The requested change will be made by replacing the first sentence in the paragraph with the following (underlined added):

“The Impact Bond Fund may invest in debt securities rated within the six highest categories assigned by a NRSRO, or, if unrated, securities determined by the Adviser to be of comparable quality. Securities rated in the four highest categories are commonly referred to as investment grade securities. Securities rated below investment grade (“Lower Rated Securities”), including the fifth and sixth ratings categories in which the Fund may invest, are commonly referred to as junk bonds.”

39.	Comment: Investment Restrictions: Given that all of the Funds are diversified companies, consider deleting “With the exception of the Funds designated as a ‘non-diversified company, if any,” from Fundamental Investment Restriction 7.

Response: Because this is a fundamental policy that was approved by shareholders, the Trust is not comfortable making the requested change without first obtaining shareholder approval for the change. Moreover, the statement of policy is intended to serve as a uniform statement of the policy for series of the Trust, including existing and future series, and, in the future, a series could be non-diversified. Therefore, the Trust respectfully declines to make the requested change.

40.	Comment: Investment Restrictions: With regard to Fundamental Investment Restriction 8, please add disclosure explaining that each Fund will consider the concentration policies of underlying funds in which it invests when determining compliance with its concentration policy.

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Response: The requested change will be made.

41.	Comment: Investment Restrictions: Please explain supplementally whether Non-Fundamental Investment Restriction 6 describes any put or call of any type of any instrument.

Response: Each Fund is limited to investing no more than 5 percent of its total assets in puts, calls, straddles of all types, and any combination thereof. The Trust will consider whether to define this restriction with greater specificity in connection with next year’s annual update.

42.	Comment: Investment Restrictions: If appropriate, in Non-Fundamental Investment Restriction 8 on page 10, please replace “issuer, together” with “issuer or together”.

Response: The requested change will be made.

43.	Comment: If any Fund currently is a party to a securities lending program agreement, please file a copy of the agreement as an “Other Material Contract” of the Fund in accordance with Item 28(h) of Form N-1A.

Response: The Funds currently do not participate in securities lending and no Fund is a party to a securities lending program agreement.

Please contact me at the above number if you have any questions.

Very truly yours,

/s/ Anthony H. Zacharski

Anthony H. Zacharski

Fund Counsel, Praxis Mutual Funds